UNITED STATES                    OMB Number:
          SECURITIES AND EXCHANGE COMMISSION           Expires:
                 Washington, D.C. 20549                Estimated average burden
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                        FORM 12b-25

                                                       SEC FILE NUMBER
                NOTIFICATION OF LATE FILING               0-19407

                                                       CUSIP NUMBER
                                                       517923-10-8
(Check One):
   [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [X]Form 10-Q   [ ]Form N-SAR


                  For Period Ended:   March 31, 2002
                                     ----------------
                  [ ]Transition Report on Form 10-K
                  [ ]Transition Report on Form 20-F
                  [ ]Transition Report on Form 11-K
                  [ ]Transition Report on Form 10-Q
                  [ ]Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                      -----------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  --  REGISTRANT INFORMATION
                         Laser-Pacific Media Corporation
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Full Name of Registrant

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Former Name if Applicable
                              809 N. Cahuenga Blvd.
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Address of Principal Executive Office (Street and Number)
                               Hollywood, CA 90038
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City, State and Zip Code

PART II  --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


    [X] (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    [X] (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    [ ] (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III  --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Form 10-Q for the quarter ended March 31, 2002 within the prescribed period of time because the Company is in the process of determining the appropriate accounting treatment for a transaction that occurred in prior years. The transaction involved an insolvent subsidiary of the Company that is consolidated in the Company's financial statements. The Company anticipates that the financial impact of the transaction will not be material to the Company's financial condition or the results of operations for the year ending December 31, 2002. The Company is currently reviewing this issue and, upon its resolution, the Company will file its Form 10-Q for the quarter ended March 31, 2002. The Company intends to file the Form 10-Q by May 20, 2002.

PART IV  --  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert McClain            323               960-2180
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             (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                           [X]Yes    [ ]No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                      [ ]Yes   [X]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                         Laser-Pacific Media Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 15, 2002               By  Robert McClain, Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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